

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 18, 2011

Mr. Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

> **Re:** **ATA Inc.**
> **Form 20-F for the fiscal year ended March 31, 2010**
> **Filed July 7, 2010**
> **File No. 1-33910**

Dear Mr. Tsang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director